NET PROFITS TEN INC.
1736 Angel Falls Street
Las Vegas, NV, 89142-1230
Tel: 1-209-694-4885

December 29, 2010

Mr. Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3105
Facsimile Number: (202) 772-9210

Re:	Net Profits Ten Inc.
Registration Statement on Form S-l
File No. 333-167777

Dear Mr. Houseal:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Monday, January 3, 2011, or as soon thereafter as practicable.

Additionally, Net Profits Ten Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

NET PROFITS TEN INC.

/s/ Gilad David
Gilad David
President